E Com Ventures, Inc.

251 International Parkway

Sunrise, Florida 33325

July 8, 2008

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	E Com Ventures, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 12, 2008
File No. 0-19714

Dear Mr. Owings:

This responds to your letter of April 11, 2008 to Michael W. Katz regarding the Preliminary Proxy Statement of E Com Ventures Inc. (“E Com”) referred to above.

Together with this letter, we are filing clean and marked copies of an amended preliminary proxy statement (the “Amended Filing”), reflecting the changes discussed in this letter, as well as additional changes required to update the financial statements and Management’s Discussion and Analysis for both companies and address subsequent events. We are providing marked copies of the Amended Filing showing the changes from the Preliminary Proxy Statement to the Commission staff members copied on this letter.

For your convenience, each of your comments is restated below, followed by our response.

General

1.	Please update the financial statements of E Com Ventures, Inc. and Model Reorg, Inc. and related financial information included in the filing as required by Rule 3-12 of Regulation S-X. If applicable, please tell us how you considered the guidance in Rule 3-01(c) of Regulation S-X in determining if updates were necessary.

Response:

We have updated the financial statements and related information as required by Rule 3-12 of Regulation S-X. Rule 3-01(c) is not applicable because more than 90 days have passed since the end of E Com’s last fiscal year.

2.	Please revise the glossary on page one to limit it to terms that are easily understood only by industry experts, terms that you cannot explain concisely when you first use them, and terms whose meaning you cannot make clear from context.

Response:

We have eliminated the glossary and have incorporated the defined terms into the text.

H. Christopher Owings

July 8, 2008

3.	In an appropriate place in the proxy statement, please provide the information required by Item 202 of Regulation S-K (pursuant to Item 11 of Schedule 14A).

Response:

We had omitted this information pursuant to paragraph (b) of Item 11 of Schedule 14A. However, in response to your request, we have included the information on page 47 of the Amended Filing.

Questions and Answers about the Merger and the Special Shareholders Meeting, page 2

4.	We note the disclosure in the answer to the last question on page three that “Model Reorg officers will join our management team as the larger Model Reorg business is absorbed into ours, but their respective assignments have not all been determined.” Please disclose the executive officer assignments that have been determined, including whether you intend to enter into any employment agreements in connection with such assignments. Please also disclose whether you expect any of the executive officers of either E Com Ventures or Model Reorg to leave after the merger.

Response:

We have added this information on page 45 of the Amended Filing.

5.	Please disclose in an appropriate place here and in the body of the proxy statement whether any of the proposals are conditioned upon the approval of the issuance of the shares and warrants in connection with the merger agreement.

Response:

We have disclosed on pages 3, 6 and 47of the Amended Filing that none of the other proposals are conditioned upon the approval of the issuance of the shares and warrants in connection with the merger agreement.

6.	Please disclose in an appropriate place here and in the body of the proxy statement the total value of the merger consideration based upon the price of E Com Ventures’ common stock as of the date of the merger agreement and as of a recent date. Please provide disclosure that the value of the merger transaction fluctuates as the price of E Com Ventures’ common stock fluctuates and that the value of the merger will not be fixed until the date of closing.

Response:

We have added this information on pages 1 and 37 of the Amended Filing.

Selected Historical Financial Data of Model Reorg, page 13

7.	We note that you have not disclosed Model Reorg’s historical earnings per share. Please either provide this disclosure or clarify to your readers why you do not believe this disclosure is applicable.

H. Christopher Owings

July 8, 2008

Response:

We have provided Model Reorg’s historical earnings per share in the Selected Historical Financial Data of Model Reorg table on page 11, calculated on the basis described in the response to Comment 8.

8.	Please confirm to us, if true, that following the merger Model Reorg will retroactively restate its historical equity accounts to reflect the reverse merger as a recapitalization, reflecting the 5.9 million shares and 1.5 million stock warrants received in the merger in a manner similar to a stock split. Refer to SAB Topic 4C. If our understanding is correct, to provide E Com’s shareholders with visibility into the trends in Model Reorg’s earnings per share on a basis that will be meaningful for merger purposes, please consider disclosing Model Reorg’s earnings per share for all periods as retroactively restated in the manner noted above. Your presentation of these recast earnings per share numbers should be footnoted to explain how the earnings per share were calculated. Also apply this comment to Model Reorg’s historical per share data on page 15.

Response:

Following the merger, the combined company will retroactively restate Model Reorg’s historical equity accounts to reflect the reverse merger as a recapitalization in accordance with SAB Topic 4C, treating the 5.9 million shares issued in the merger as having been issued and outstanding at the beginning of the earliest period presented. However, we do not believe that the 1.5 million additional Warrant shares should be treated the same way. Since the Warrant exercise price exceeds the current market price for the E Com shares, as well as the prior years’ market prices, the warrant shares would not be dilutive to any of the years presented.

We have provided Model Reorg’s historical earnings per share, retroactively restated on the foregoing basis, with appropriate footnotes, in the tables on pages 11 and 13.

Comparative Historical and Unaudited Pro Forma Combined Per Share Data, page 15

9.	Please disclose, if true, that the historical per share data for E Com combines the fourth quarter of E Com’s fiscal year 2006 with the nine months ended November 3, 2007 as presented in E Com’s most recent Form 10-Q, as it may be unclear to your readers how data for the 12 months ended October 31, 2007 was determined.

Response:

We have added this information on page 13 of the Amended Filing.

Risk Factors, page 16

10.	In the third risk factor on page 17, please quantify the dilution to existing shareholders that will occur as a result of the merger.

Response:

That risk factor refers only to voting power dilution, since the Merger is expected to be economically accretive, not dilutive, to the current E Com shareholders. This is demonstrated by the book value per share comparison provided under “Comparative Historical and Unaudited Pro Forma Combined Per Share Data” on page 15 of the Preliminary Proxy Statement (page 13 of the Amended Filing). We have supplemented the risk factor on page 14 of the Amended Filing to make it more clear.

H. Christopher Owings

July 8, 2008

11.	In the second risk factor on page 19, please quantify the amount of indebtedness that the company will incur in order to close the merger.

Response:

We have added this information in the risk factors on page 16 of the Amended Filing.

Proposal 1 - Approval to Issue Shares and Warrants, page 26

12.	In an appropriate place under this proposal, please provide tabular disclosure of the dilution that will be incurred by existing shareholders of E Com Ventures.

Response:

We have not added this disclosure because the Merger is expected to be accretive, not dilutive, to the current E Com shareholders. (Please see the response to Comment 10.)

Background of the Merger, page 26

13.	In the last paragraph on page 28, please disclose additional detail regarding the “structure of the combined company and the savings and synergies foreseen.”

Response:

We have added this information on page 22 of the Amended Filing.

14.	In the second paragraph on page 30, please disclose briefly the subject matter of the call between Troutman Sanders and Akerman Senterfitt.

Response:

We have added this information on page 23 of the Amended Filing.

15.	In the sixth paragraph on page 30, please disclose that the commitment letter received on August 29 included an expiration date of November 2007.

Response:

We have added this information on page 24 of the Amended Filing.

16.	In the last paragraph on page 30, please disclose briefly the matters discussed between Mr. Garfinkle and Mr. Katz.

Response:

We have added this information on page 24 of the Amended Filing.

H. Christopher Owings

July 8, 2008

Reasons for the Merger, Page 35

17.	Please also disclose any negative factors that the board of directors considered in connection with the merger.

Response:

We have added this information on page 28 of the Amended Filing.

18.	Please quantify the anticipated synergies and the timeframe during which you expect to achieve these synergies.

Response:

We have added this information on page 28 of the Amended Filing.

Opinion of Financo, page 35

19.	In the first paragraph on page 46, please disclose the amount of the fees paid to Financo in connection with the fairness opinion.

Response:

We have added this information on page 36 of the Amended Filing.

Interests of Certain Persons in the Merger, page 46

20.	Please expand the disclosure under this sub-heading to quantify Mr. Nussdorf’s ownership interest in E Com Ventures before and after the merger. In addition, please add disclosure regarding the transactions related to the merger that involve affiliated parties. For example, please disclose the relationships among Model Reorg, E Com Ventures and Quality King and the required re-financing of Quality King’s debt. Please also disclose Messrs. Katz and Piergiorgi’s employment by Model Reorg. Please include a cross-reference to the related party disclosure beginning on page 103.

Response:

We have added the requested information and cross reference on pages 36 and 37 of the Amended Filing.

Terms of the Merger Agreement, Page 46

Merger Consideration, page 47

21.	Please disclose the total value of the merger consideration to be paid to Model Reorg as of the date the merger agreement was executed and as of a recent date. In the Opinion of Financo section, please compare the value of the merger consideration to the implied values for Model Reorg.

Response:

As also required by Comment 6, we have disclosed the total value of the Merger Consideration and factors affecting its calculation and variability on pages 1 and 37 of the Amended Filing. We have also compared these Merger Consideration values to the implied

H. Christopher Owings

July 8, 2008

values for Model Reorg provided by Financo as requested. We have placed the latter disclosure in the “Merger Consideration” section on page 37 because the cited values for the Merger Consideration are based on market prices and other factors that were not all available to Financo before it delivered its opinion, and we believe that including it in the discussion of that opinion would be misleading.

Representations and Warranties, page 47

22.	We note your disclosure on page 47 that “investors and third parties should not rely on these representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise.” We also note similar disclosure before the exhibits to the proxy statement. Please delete these disclaimers or clarify that investors should consider this information together with other information it has filed with the SEC. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual previsions are required to make the statements included in the proxy statement not misleading. Please confirm your understanding in this regard.

Response:

We have clarified on page 38 of the proxy statement and page 2 of Annex I in the Amended Filing that investors should consider that information together with other information we have provided in the proxy statement and that we have filed with the Commission. We understand that, notwithstanding the inclusion of a general disclaimer, we are responsible for considering whether additional specific disclosures of material information regarding material contractual previsions are required to make the statements included in the proxy statement not misleading.

Registration Rights, page 55

23.	Please disclose the duration of the registration rights agreement.

Response:

We have added the requested information on page 43 of the Amended Filing.

24.	Please tell us whether your registration rights agreement contains a registration payment arrangement as defined in FSP EITF 00-19-2. If so, tell us how you considered the guidance in FSP EITF 00-19-2 in your pro forma financial statements.

Response:

The registration rights agreement does not contain a registration payment arrangement as defined in FSP EITF 00-19-2.

Management Following the Merger, page 56

25.	Please disclose whether the company intends to enter into any employment agreements in connection with the closing of the merger.

H. Christopher Owings

July 8, 2008

Response:

We have added the requested information on page 45 of the Amended Filing.

Anticipated Accounting Treatment, page 57

26.	We read that the results of Model Reorg will be reflected in the results of the combined company from the date of the Merger going forward. Since your subsequent disclosures indicate that Model Reorg’s historical financial statements will be presented as those of the combined company for all periods prior to the merger, we assume that you intended to state that E Com’s historical results would be reflected in the results of the combined company from the date of the Merger going forward. Please advise or revise.

Response:

Your assumption is correct. We have revised the disclosure on page 45 of the Amended Filing as requested.

Business of E Com Ventures, page 62

27.	Please include for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products which accounted for 10% or more of revenue in any of the last three fiscal years. See Item 101(c)(1)(i) of Regulation S-K.

Response:

E Com considers that all its products are within the same class of similar products – “beauty products” – so we have not provided any further breakdown of revenues.

Wholesale Division, page 64

28.	Please disclose that Quality Fragrance Group is a subsidiary of Model Reorg.

Response:

This information appears on page 62 of the Preliminary Proxy Statement. We have also added it on page 52 of the Amended Filing.

Legal Proceedings, page 66

29.	Please disclose the status of the litigation with Victory International LLC in which E Com Ventures has been joined as a defendant.

Response:

The plaintiff in the Victory International lawsuit amended its complaint on March 31, 2008, dropping both E Com and Model Reorg as defendants, so we have deleted this disclosure from the Amended Filing.

H. Christopher Owings

July 8, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations (E Com Ventures),_page 66

General, page 66

30.	We note that the disclosure that the retail segment provides “most of our net sales and gross profit.” Please quantify the percentage of net sales and gross profit provided by the retail segment.

Response:

We have added the requested information on page 52 of the Amended Filing. It also appears in the “Revenues” tables (pages 57 and 60 of the Amended Filing).

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Model Reorg), page 84

Fiscal Year 2007 Compared to Fiscal Year 2006, page 87

31.	Please disclose the reasons why sales to Perfumania decreased 25% from fiscal 2006 to fiscal 2007 and sales to other wholesale customers decreased 11.2%.

Response:

We have added the requested information on page 71 of the Amended Filing.

Liquidity and Capital Resources, page 92

32.	Please revise the disclosure on page 93 to clarify that the new credit facility is not in place yet but is a condition to the closing of the merger. Please add disclosure to indicate how fiscal 2008 requirements will be financed if the merger is not completed.

Response:

Since we filed the Preliminary Proxy Statement, E Com has secured an updated third party financing commitment. We have revised the disclosure in “Post-Merger Financing” on page 43 of the Amended Filing to describe the terms of the commitment letter for this financing, which will be put in place by the combined company upon closing the Merger.

Because this proxy statement is for the shareholders of E Com, we have not added disclosure in Model Reorg’s MD&A to indicate how Model Reorg’s fiscal 2008 requirements will be financed if the Merger is not completed. However, we have added similar disclosure regarding E Com’s existing credit facility in E Com’s MD&A on page 63 of the Amended Filing.

Unaudited Pro Forma Condensed Combined Financial Statements, page 95

33.	It appears from disclosures elsewhere in the filing that the year end of the newly combined entity will be the Saturday closest to January 31. If our understanding is correct, please disclose this fact in your introduction to the pro forma financial statements to clarify to your readers that your fiscal year end will change from the year end being presented in the pro forma financial statements.

H. Christopher Owings

July 8, 2008

Response:

We have added the requested information on page 80 of the Amended Filing.

34.	Please disclose, if true, that the historical statement of operations for E Com combines the fourth quarter of E Com’s fiscal year 2006 with the nine months ended November 3, 2007 as presented in E Com’s most recent Form 10-Q, as it may be unclear to your readers how data for the 12 months ended October 31, 2007 was determined.

Response:

We have added this information in a footnote on page 82 of the Amended Filing.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 96

35.	Please refer to footnote (g) reflecting the adjustment to goodwill. Please tell us how you considered the fact that E Com’s historical balance sheet already reflects goodwill of $1.9 million when calculating that an additional adjustment to goodwill was needed in the amount of $26.7 million. In this regard, it appears that the pro forma combined company’s goodwill should equal Model Reorg’s historical goodwill of $20.4 million plus the $26.7 million assigned to Model Reorg’s acquisition of E Com, for a total of $47.1 million. Please advise or revise.

Response:

The new pro forma balance sheet appearing on page 81 of the Amended Filing includes an updated goodwill calculation that eliminates E Com’s historical goodwill (footnote (m)) and adds the goodwill resulting from the Merger to Model Reorg’s goodwill (footnote (g)).

Unaudited Pro Forma Condensed Combined Statement of Operations, page 98

36.	We note your presentation of earnings per share and have the following comments:

•

Please provide us with your calculation of E Com’s diluted earnings per share for the year ended October 31, 2007. In this regard, it appears from Note 13 to E Com’s February 3, 2007 Form 10-K that E Com had diluted earnings per share of $2.31 for the quarter ended February 3, 2007, and we note from E Com’s November 3, 2007 Form 10-Q that E Com had a diluted loss per share of $1.12 for the nine months ended November 3, 2007. Please also clarify this matter to your readers.

Response:

E Com’s updated earnings per share calculations for the twelve months ended October 31, 2007 are as follows. They include the dilutive effect of common stock equivalents, some of which are not included in the individual quarterly earnings per share calculations disclosed in E Com’s historical filings as the result would be anti-dilutive.

H. Christopher Owings

July 8, 2008

Numerator:
Net income – basic	$3,923,000
Add: Interest on Convertible Note	473,000

Net income - diluted	$4,396,000

Denominator:
Weighted average number of shares for basic net income per share	3,055,510
Incremental shares from stock options	69,751
Convertible Note	444,445

Denominator for dilutive net income per share	3,569,706

Basic net income per common share	$1.28

Diluted net income per common share	$1.23

Weighted average shares outstanding are calculated on the basis described in response to Comment 8.

The pro forma statement of operations appearing on page 82 of the Amended Filing includes these updated earnings per share calculations in footnote (h).

•

To provide E Com’s shareholders with visibility into Model Reorg’s contribution to the combined earnings per share on a basis that will be meaningful for merger purposes, please consider disclosing Model Reorg’s weighted average shares and earnings per share as retroactively restated to reflect the 5.9 million shares and 1.5 million stock warrants received in the merger in a manner similar to a stock split. Your presentation of these recast earnings per share numbers should be footnoted to explain how the earnings per share were calculated.

Response:

The pro forma statement of operations appearing on page 82 of the Amended Filing reflects Model Reorg’s historical earnings per share determined on the basis described in response to Comment 8, and footnote (h) explains the the earnings per share calculation.

•

Please explain to your readers how the pro forma diluted weighted average shares were calculated, similar to your disclosure on page 14. Additionally, please confirm to us, if true, that the 1.5 million stock warrants issued to Model Reorg in the merger would have been dilutive in the year ended October 31, 2007 given their exercise price of $23.94 per share, and tell us how you considered the treasury stock method when calculating the dilutive effect of these warrants.

Response:

Weighted average shares outstanding are calculated on the basis described above in response to Comment 8. Since the Warrant exercise price exceeds the average market price for the E Com shares for all periods presented, the warrant shares would not be dilutive to any of the years presented and, as a result, have been excluded from the calculations of diluted earnings per share. This information is provided in footnote (h) on pages 82 and 83 of the Amended Filing.

H. Christopher Owings

July 8, 2008

37.	We note your discussion of estimated purchase price in Note 1 and have the following comments:

•	Please tell us how you considered the guidance in EITF 04-1 when allocating this purchase price to the acquired assets and liabilities of E Com.

Response:

We reviewed and considered the guidance in EITF 04-1: Accounting for Preexisting Relationships between the Parties to a Business Combination, as follows:

Issue 1: E Com and Model Reorg have receivables and payables with each other. As a result of the Merger, these will become intercompany receivables and payables, and they will continue to exist on their terms following the Merger.

Issue 2: The only executory contract between the parties is the Information Technology Services Agreement described on page 50 of the Amended Filing. This contract will terminate by its terms in connection with the Merger.

Issue 3: Model Reorg has not previously granted E Com any right to use any Model Reorg intangible assets, so this is not applicable.

Issue 4: For the same reason, this is not applicable.

Issue 5: There is no lawsuit that will effectively be settled in the Merger nor, as discussed with respect to Issue 2, any executory contract, so this is not applicable.

Accordingly, we concluded that none of the five issues discussed in EITF 04-1 apply to this business combination.

•

Based on your disclosure, it is unclear whether you have identified any acquired intangible assets other than goodwill. If you have identified any acquired other intangible assets, please disclose and quantify them, either in the purchase price allocation itself or in the related narrative. If the acquired other intangible assets consist solely of those reflected in E Com’s historical balance sheet, please explain to us in reasonable detail how you considered the recognition of additional intangible assets from this merger, such as customer relationships.

Response:

The preliminary purchase price has been allocated to E Com’s net tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. Based on our initial assessment, we have identified no acquired intangible assets other than goodwill. However we are in the process of engaging an independent valuation firm to conduct a valuation of E Com’s acquired assets, and the final allocation of the purchase price may differ based on the report issued by the valuation firm. We have added this information in Note 1 on page 81 of the Amended Filing.

H. Christopher Owings

July 8, 2008

Post-Merger Financing, page 99

38.	Please revise the parenthetical phrase in the second sentence on page 100 to clarify that both E Com Ventures and Model Reorg would be required to waive the financing condition in the merger agreement in order for the merger to close without the financing in place.

Response:

We have added the requested information on page 43 of the Amended Filing.

39.	Please revise the description of the proposed credit facility on pages 100-101 to clarify whether these terms were the ones included in the August 2007 commitment letter or if these terms are required by the merger agreement. Please also disclose if you believe the terms of a new commitment would be substantially similar to the August 2007 commitment.

Response:

Because we have obtained a commitment for the requisite financing, we have revised the disclosure in “Post-Merger Financing” to substitute a description of the expected new credit facility for the description of the original facility. We have also moved that section up into the discussion of Proposal 1 on page 43 of the Amended Filing, adjacent to the “Affiliate Debt” section, so as to make the disclosure regarding credit arrangements easier to follow.

Certain Relationships and Related Person Transactions, page 103

40.	Please move this disclosure forward to a more prominent place in the proxy statement such as under the heading “Interests of Certain Persons in the Merger” on page 46.

Response:

We have moved this disclosure forward to page 49 of the Amended Filing, immediately following the discussions of the proposals to be acted on at the Special Meeting. In response to Comment 20, we have also supplemented the discussion under “Interests of Certain Persons in the Merger” on page 36 of the Amended Filing.

Shareholder Relationships, page 103

41.	Please disclose the ownership of the Nussdorfs in E Com Ventures after the merger. In addition, please disclose the fact that Glenn and Stephen Nussdorf have agreed to vote their shares in favor of the issuance of the merger consideration.

Response:

The requested information appears on pages 2, 6 and 49 of the Amended Filing.

H. Christopher Owings

July 8, 2008

42.	Please revise this section to ensure that all related party transactions are disclosed. For example, please disclose the terms of the convertible note held by Messrs. Nussdorf.

Response:

This section discloses all related party transactions. The terms of the Convertible Note are described in the “Relationships and Transactions between Model Reorg or E Com and Other Affiliates” section under sub-heading “Principal Shareholders” on page 107 of the Preliminary Proxy Statement and page 51 of the Amended Filing.

43.	In the first full paragraph on page 104, please disclose when Model Reorg repurchased Mr. Katz’s shares of Model Reorg.

Response:

We have added the requested information on page 49 of the Amended Filing.

Management Relationships, page 103

44.	We read that Raymond Piergiorgi serves as Chief Operating Officer of both E Com and Model Reorg, but E Com does not compensate Mr. Piergiorgi for his services. Please tell us who compensates Mr. Piergiorgi for his services to E Com and tell us how E Com accounts for the receipt of such services. Also tell us how you considered disclosing this information in E Com’s related party footnote to its financial statements.

Response:

We have revised the disclosure on page 51 of the Amended Filing to clarify that, because E Com does not currently have a Chief Operating Officer, Raymond Piergiorgi has been consulting with E Com management on operations matters. Model Reorg provides Mr. Piergiorgi’s full compensation, considering that any services relating to E Com are part of post-Merger integration planning. In considering accounting for and disclosure of such services, E Com determined that the amount of compensation that would be attributable to such services is not material.

Relationships Between Model Reorg and E Com Ventures, page 104

45.	Please disclose whether the company expects these relationships to continue after the merger and if the company expects the terms of the relationships to be modified in connection with the merger.

Response:

We have added the requested information on page 51 of the Amended Filing.

Financial Statements, page F-1

E Com Ventures, Inc. and Subsidiaries, page F-2

46.	We have reviewed your response filed on March 14, 2008 to our prior comment letter dated December 5, 2007 concerning your convertible note payable. Given that your pending merger with Model Reorg will be accounted for as a reverse acquisition, we will defer further pursuit of this issue at this time. Please be advised that we may re-address this issue and have additional comments if circumstances change.

H. Christopher Owings

July 8, 2008

Response:

No response required.

Model Reorg. Inc. and Subsidiaries, page F-31

Notes to Consolidated Financial Statements, page F-36

Segments

47.	It appears that you determined that you have only one reporting segment pursuant to SFAS 131. Please tell us whether you have concluded you have one operating segment under paragraph 10 of SFAS 131 or whether you have aggregated multiple operating segments based on criteria in paragraph 17 of SFAS 131. Given your disclosure on page 80 that management reviews information for each of the three industry segments in which you operate and that each segment has its own assets, liabilities, revenues and operating expenses, tell us why your wholesale business (Quality Fragrance Group), retail business (Scents of Worth) and your manufacturing business (Five Star) are not separate reportable segments. Also, to the extent that you have separate reportable segments, please disclose the amount of goodwill allocated to each reportable segment. Refer to paragraph 45 of SFAS 142.

Response:

We have revised the disclosure on page 67 of the Amended Filing, as well as in Note 16 of Model Reorg’s Consolidated Financial Statements for fiscal 2007 (page F-53) to clarify that Model Reorg considers its retail, wholesale and manufacturing businesses to be separate reporting segments.

48.	Please tell us how you have considered the reportable segments of the post merger entity. If you have not yet considered how you will report these segments, please confirm to us that following the merger you will carefully assess the combined company’s operating and reportable segments in accordance with SFAS 131.

Response:

We are currently considering the appropriate treatment, and we confirm that following the merger, we will carefully assess the combined company’s operating and reportable segments in accordance with SFAS 131.

1. Summary of Accounting Policies, page F-36

(k) Revenue Recognition, page F-39

49.	We note you record an allowance for estimated returns, rebate incentive and pricing adjustments as either a reduction of sales or as selling expenses. Please clarify which types of allowances are recorded as a reduction of sales versus selling expenses. For amounts you classify as selling expenses, please tell us and disclose how you meet the criteria in paragraph 9 of EITF 01-9 such that expense classification is appropriate. Furthermore, to the extent that you receive consideration from your vendors, please tell us and disclose how you account for such consideration under EITF 02-16.

H. Christopher Owings

July 8, 2008

Response:

We have provided the requested clarification in Note 1(k) on page F-41 of the Amended Filing. Pursuant to paragraph 9 of EITF 01-9, any reimbursement to vendors for goods and services, such as advertising, marketing and tradeshows, for which Model Reorg receives an identifiable benefit is estimated at its fair value and recorded as selling expense, with any excess recorded as a reduction of sales. Model Reorg receives no consideration from vendors.

9. Proforma Statements of Income (unaudited), page F-47

50.	We note your disclosures here and in Note 14. Please tell us why you have not provided audited information about the allocation of your purchase price to the acquired assets and liabilities of Jacavi, and tell us how your current unaudited disclosure is consistent with the guidance in SFAS 141.

Response:

The information about the allocation of the purchase price that was provided in Note 9 of Model Reorg’s Consolidated Financial Statements on page F-49 of the Preliminary Proxy Statement was in fact audited. This information has been moved to Note 1(a) of Model Reorg’s Consolidated Financial Statements for fiscal 2007 (page F-38 in the Amended Filing), for greater clarity. In addition, the unaudited disclosure in Note 9 (Page F-49) is consistent with the guidance in SFAS 141, paragraphs 51 through 57 in that Model Reorg has disclosed the supplemental pro forma information such as revenue and net income for the year in which the transaction was consummated and the immediately preceding year in compliance with paragraph 55. This is the only disclosure requirement under guidance SFAS 141 as the business combination with Jacavi is not a material business combination for Model Reorg.

51.	We read in Note 14 that Jacavi was one of your vendors. Please tell us how you considered the guidance in EITF 04-1 when allocating the purchase price to the acquired assets and liabilities of Jacavi, especially for the payable to Model reflected in your purchase price allocation and the provision for advances to Jacavi that you recorded as a loss in 2006.

Response:

When allocating the purchase price of the Jacavi acquisition, Model Reorg considered the guidance in EITF 04-1 as follows:

Model Reorg first evaluated whether the acquisition involved the settlement of a preexisting relationship and concluded that it did not. It had recorded a provision against a vendor advance to Jacavi in 2006 due to uncertainty regarding collection of the advance from Jacavi. In 2007, Jacavi was reorganized, and it prepared and submitted financial statements to Model Reorg for the first time. Model Reorg management determined that Jacavi’s inventory was sufficient to settle the advance and assure collection. As a result, Model Reorg fully reversed the reserve in 2007. Upon the subsequent acquisition, in accordance with SFAS 141, Model Reorg recorded the fair value of the assets to be acquired and the liabilities assumed, of which a payable to Model on Jacavi’s balance sheet was recorded at its fair value.

52.	Regarding the Jacavi acquisition, please tell us how you determined that no portion of the purchase price should be allocated to intangible assets other than goodwill. Refer to paragraphs 39 and A14 of SFAS 141. Additionally, please tell us and disclose in more detail how you concluded that the net tangible assets of Jacavi had a fair value of zero, since we note that 100% of your purchase price was allocated to goodwill.

H. Christopher Owings

July 8, 2008

Response:

Model Reorg engaged an independent valuation firm, Capstone Valuation Services, LLC, to assist with the valuation of the assets acquired in the acquisition of Jacavi LLC and the allocation of the purchase price as of the October 5, 2007 valuation date. Capstone complied with the Uniform Standards of Professional Appraisal Practice (USPAP) and with SFAS 141.

Taking into account the provisions of paragraphs 39 and A14 of SFAS 141, Model Reorg management and Capstone considered whether any intangible assets should be valued and recorded in connection with the acquisition. This assessment included (i) a possible beneficial vendor relationship, (ii) a non-competition agreement entered into by Mr. Garcia, the sole owner of Jacavi, and (iii) Jacavi’s customer relationships. The following describes these assets and summarizes management’s conclusions, supported by Capstone’s analysis, regarding their valuation.

Management and Capstone evaluated Jacavi’s relationship with the vendor, a prominent designer (the “Designer”), as a possible beneficial vendor relationship intangible asset. Jacavi’s relationship with the Designer is unusual. It is not contractual, is based on Mr. Garcia’s personal relationship with the Designer, has no definable life, could be terminated at will by either party and is not exclusive. Based on these characteristics, management, in consultation with Capstone, concluded that any favorable vendor relationship was not separable as a discrete intangible asset and could not be valued as such.

Management and Capstone evaluated the non-competition agreement entered into with Mr. Garcia. They considered that the value of a non-competition agreement is measured based on the income that would be lost to the company should the covered employee be permitted to compete, and also takes into consideration his ability and willingness to compete. In this case, Model Reorg management concluded that the only business Mr. Garcia could take from Model Reorg is that of the Designer and that it would be extremely difficult for Mr. Garcia to do that. Mr. Garcia is also now a principal shareholder of Model Reorg since he received Model Reorg shares as payment for Jacavi. If he were to compete, he would essentially be competing against himself, and he has indicated that he has no intention of doing so. On this basis, management, in consultation with Capstone, concluded that the non-competition agreement has no value.

Model Reorg management and Capstone also evaluated Jacavi’s customer relationships, of which there were three primary ones:

•	Model Reorg. This would not be considered a new relationship for Model Reorg upon acquiring Jacavi.

•

E Com Ventures. In light of Model Reorg’s extensive, preexisting commercial relationships with E Com, as well as the two companies’ previously announced Merger negotiations, this would also not be considered a new relationship for Model Reorg upon acquiring Jacavi.

•

“Other,” smaller customer relationships. About half of these customers would not become customers of Model Reorg as they were retained by Mr. Garcia and were excluded from the Jacavi acquisition. The others were already customers of Model Reorg.

Based on these considerations, Model Reorg management, in consultation with Capstone, concluded that Jacavi’s customer relationships had no value.

H. Christopher Owings

July 8, 2008

Model Reorg management determined that no material tangible assets were acquired from Jacavi and, accordingly, assigned the net tangible assets of Jacavi a fair value of zero.

Model Reorg has revised Note 1(b) of its Notes to Consolidated Financial Statements on page F-38 of the Amended Filing to disclose the purchase price allocation.

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As requested, E Com Ventures, Inc. acknowledges that: the company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We would like to move forward with the proxy statement mailing as soon as possible. Please contact me at the above address, or at (954) 335-9035 or DonovanC@perfumania.com if you have any further comments or questions.

Very truly yours,

/s/ Donovan Chin
Donovan Chin Chief Financial Officer

cc:	Blair Petrillo, Staff Attorney
Ellie Quarles, Special Counsel
Yong Kim, Staff Accountant
Jennifer Thompson, Accounting Branch Chief
Michael W. Katz
Alan H. Aronson
Matthew C. Dallett